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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*

                          Federal Signal Corporation
                              (Name of Issuer)

                        Common Stock, $1.00 par value
                        (Title of Class of Securities)

                                 313855 10 8
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 pages





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CUSIP NO.  313855 10 8                     13G                PAGE 2 OF 5 PAGES

 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MUNDER CAPITAL MANAGEMENT, INC.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) / /

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION

        STATE OF DELAWARE

                  5  SOLE VOTING POWER
   NUMBER OF           1,006,103
    SHARES
 BENEFICIALLY     6  SHARED VOTING POWER
  OWNED BY             3,590
    EACH
   REPORTING      7  SOLE DISPOSITIVE POWER
    PERSON             1,977,198
     WITH
                  8  SHARED DISPOSITIVE POWER
                       49,875

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,027,073

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.9%

12  TYPE OF REPORTING PERSON*
       IA

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 5 pages
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CUSIP NO.  313855 10 8                     13G              Page 3 of 5 pages

ITEM 1.

      (a)  Name of Issuer:

           Federal Signal Corporation (the "Company")

      (b)  Address of Issuer's Principal Executive Offices:

           1415 West 22nd Street
           Oak Brook, IL  60521-9945

ITEM 2.

      (a)  Name of Person Filing:

           Munder Capital Management, Inc. ("Munder")

      (b)  Address of Principal Business Office, if none, Residence:

           Munder Capital Center
           480 Pierce Street, Suite 300
           P.O. Box 3043
           Birmingham, MI  48012-3043

      (c)  Citizenship:

           Munder is a corporation incorporated under the laws of the State of Delaware

      (d)  Title of Class of Securities:

           Common Stock, $1.00 par value ("Common Stock")

      (e)  CUSIP Number:

           313855 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

/X/   (e)  Investment Advisor registered under Section 203 of the Investment
           Advisors Act of 1940
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CUSIP NO. 313855 10 8                        13G              Page 4 of 5 pages


ITEM 4.     OWNERSHIP

      (a)   Amount Beneficially Owned:

            2,027,073 shares of Common Stock

      (b)   Percent of Class:

            5.9%

      (c)   Number of shares as to which such person has:

            (i)    sole power to vote or to direct the vote:

                       1,006,103

            (ii)   shared power to vote or to direct the vote:

                       3,590

            (iii)  sole power to dispose or to direct the disposition of:

                       1,977,198

            (iv)   shared power to dispose or to direct the disposition of:

                       49,875

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         While Munder is the beneficial owner of the shares of Common
         Stock of the Company, Munder is the beneficial owner of such stock on behalf of numerous clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. No such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.
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CUSIP NO.  313855 10 8                       13G             Page 5 of 5 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any such transaction having such purposes or effect.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MUNDER CAPITAL MANAGEMENT, INC.



                                          By:   Terry Gardner

Dated: ___________________________        Its:  Vice President and CFO